UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 18 February 2022, London UK

GSK provides update on phase III RSV maternal vaccine candidate programme

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that it has voluntarily paused enrolment and vaccination in the GRACE phase III trial (NCT04605159), evaluating its potential respiratory syncytial virus (RSV) maternal vaccine candidate, as well as two other trials investigating this candidate in pregnant women (NCT04980391, NCT05229068).

This decision was made following a recommendation from the Independent Data Monitoring Committee based on an observation from a routine safety assessment. Monitoring safety signals is an integral part of the clinical development process for potential new vaccines.

This decision does not impact the ongoing AReSVi 006 phase III trial (NCT04886596) for RSV older adults (60 years and above). This trial remains on track with an anticipated data readout in the first half of 2022.

The Company will provide a further update on the RSV maternal vaccine candidate in due course.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Evan Berland	+1 215 432 0234	(Philadelphia)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020, GSK's 2021 Q4 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 18, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc